EXHIBIT 99.2





        McCAW AGREES IN PRINCIPLE TO SETTLE LIN LITIGATION


FOR RELEASE:  THURSDAY, JUNE 22, 1995

     NEW YORK - McCaw Cellular Communications said that it had agreed in principle with the plaintiffs to settle shareholder lawsuits relating to its proposed acquisition of the publicly held shares of LIN Broadcasting.

     Under the settlement, McCaw would increase the purchase price of LIN to $129.50 per share in cash. It is currently $127.50 per share. The resolution of the litigation is expected to allow the parties to work together towards an expeditious closing of the merger and let the companies focus on marketing wireless services.

     Also under the agreement, LIN public shareowners could receive an additional amount of up to 25 cents per share, depending on the court's determination of attorneys' fees. If the court awards a total fee of up to $4 million, an additional 25 cents per share would be paid to LIN public shareowners. If the total fee exceeds $4 million, the amount in excess would be deducted from the additional 25 cents per share, and any amount remaining would be paid to LIN public shareholders.

     In addition, if the merger is not completed by September
15, 1995, McCaw would pay interest on the increased merger price to LIN shareowners from that date until closing at an annual rate of 5.5 percent.

     The settlement is subject to approval of LIN's board and independent directors, including assent to LIN's scheduled conversion to equal access and marketing of wireless services under the AT&T brand name. The settlement is also subject to other conditions, including receipt of a fairness opinion on the revised merger terms. McCaw is working with the LIN independent directors to satisfy these conditions.

     The revised merger terms reflected in the settlement would remain subject to the approval of the LIN public shareowners, and McCaw's obligation to close would also be subject to final court approval of the litigation settlement.

     As previously announced, McCaw, which owns about 52 percent of LIN, had decided to proceed with an acquisition of the public shares of LIN Broadcasting at $127.50 per share subject to satisfactory resolution of pending shareholder suits.

     That price was determined by the investment banking firm of Wasserstein Perella & Co. under terms of an agreement between McCaw and LIN, reached in 1989 when McCaw acquired a controlling interest in LIN.

     Following LIN board approval, the next steps in the merger process include filing a proxy statement for review by the Securities and Exchange Commission (SEC). When the SEC completes its review, LIN will then set a date for a special meeting of LIN shareowners to vote on the merger. It is tentatively planned for late August or early September. A majority of the LIN public shares voting at the meeting is required for approval.

     The memorandum of understanding setting forth the terms of the proposed litigation settlement is being filed with the SEC today as an exhibit to McCaw's Schedule 13D. The companies expect to file the proxy statement soon so that the SEC review can proceed concurrently with the proposed litigation settlement.

     LIN has a total of about 53.3 million shares on a fully diluted basis.


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